UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                               (AMENDMENT NO. 2)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Dynamics Corporation of America
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                   268039104
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                                 (CUSIP Number)


                                Joseph P. Walker
                              Chairman, President
                          and Chief Executive Officer
                                CTS Corporation
                            905 West Boulevard North
                             Elkhart, Indiana 46314
                                 (219) 326-3939
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 25, 1997
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 268039104
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CTS Corporation
      35-0225010
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      BK, WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      Indiana
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                  7     Sole Voting Power
  Number of
   Shares               100
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,215,164
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        100
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,215,164
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,215,164
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      31.7%
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14    Type of Reporting Person*

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 268039104
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CTS First Acquisition Corp.
      EIN applied for
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      HC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      New York
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                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,215,164
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,215,164
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,215,164
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      31.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 amends and supplements the Schedule 13D first filed on June 16, 1997, (as amended by Amendment No. 1, the "Schedule 13D"), by CTS Corporation, an Indiana corporation ("CTS"), and CTS First Acquisition Corp. ("Sub"), a New York corporation and a wholly owned subsidiary of CTS. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following thereto.

         The source of funds for the purchases described in Item 5 that occured following the completion of the Offer was working capital.

Item 5. Interest in Securities of the Issuers.

         Item 5 is hereby amended by adding the following thereto.

         On June 23, 1997, Sub purchased 26,800 Shares at $58.75 per Share. On June 25, 1997, Sub entered into an agreement to purchase 25,000 Shares at $59.6125 per Share. Such purchases were made in privately negotiated transaction.

         The holdings of CTS and Sub now aggregate approximately 1,215,264 Shares (representing approximately 31.7% of the outstanding Shares based on the number of Shares outstanding on May 9, 1997). CTS and Sub have the shared power to vote or direct the vote and to dispose of or direct the disposition of all such Shares.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 26, 1997                  CTS CORPORATION


                                      By:      /s/ Joseph P. Walker
                                              --------------------------------
                                              Joseph P. Walker
                                              Chairman, President
                                              and Chief Executive Officer


                                      CTS FIRST ACQUISITION CORP.


                                      By:      /s/ Joseph P. Walker
                                              --------------------------------
                                              Joseph P. Walker
                                              President


                                      -5-